STAMPS.COM INC.

December 18, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
Washington, D.C. 20549
Attention:
William H. Thompson, Accounting Branch Chief
Scott Stringer, Staff Accountant

Dear Mr. Thompson and Mr. Stringer:

Stamps.com Inc. (“Stamps.com”) is in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 11, 2018, regarding the limited review of the financial statements and related disclosures in Stamps.com’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and Stamps.com’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2018.

Due to holiday schedules, Stamps.com respectfully requests an extension of time to respond to the letter through close of business, East Coast time, on January 10, 2019.

Kindly confirm if this request is acceptable.  If you have any questions, please contact Amy Crowe, Accounting Manager, at 310-482-5871.

Sincerely,

/s/ Jeff Carberry
Jeff Carberry
Chief Financial Officer

1990 E. Grand Avenue, El Segundo, California 90245